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Filed by Georgia-Pacific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company:  Fort James Corporation
Commission File No. 333-44112


                                                              Release No. C-1638
                                                              Nov. 22, 2000


        FEDERAL COURT CLEARS GEORGIA-PACIFIC, FORT JAMES TRANSACTION;
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                    EXCHANGE OFFER EXPIRES AT 6 P.M. TODAY;
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                     75 PERCENT OF SHARES ALREADY TENDERED
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     ATLANTA -- Georgia-Pacific Corp. (NYSE: GP) said today that a federal court in the District of Columbia has signed an order which allows Georgia-Pacific to complete its previously announced acquisition of Fort James Corp. (NYSE: FJ).

     The order follows Tuesday's agreement among Georgia-Pacific, Fort James and the United States Department of Justice to enter into a consent decree under which Georgia-Pacific will sell its away-from-home tissue business.

Georgia-Pacific's exchange offer for all outstanding shares of Fort James will expire at 6 p.m. Eastern time, today (Wednesday, Nov. 22, 2000).

As of 6 p.m. Tuesday, a preliminary count by the exchange agent for the offer indicated that approximately 162.7 million shares of Fort James common stock had been tendered and not withdrawn, including shares guaranteed for delivery. This represents approximately 75 percent of the total number of Fort James shares.

On Tuesday, Georgia-Pacific extended the exchange offer until 6 p.m. today so that more than 90 percent of the shares of Fort James common stock could be tendered, which would allow Georgia-Pacific to complete its merger with Fort James expeditiously under Virginia law.

In connection with the exchange offer, all Fort James stockholders should read the prospectus and offer statements that were filed by Georgia-Pacific and the solicitation/recommendation statements that were filed by Fort James with the Securities and Exchange Commission (SEC) and mailed to stockholders. These statements contain important information that stockholders should consider before making any decision regarding tendering their shares.

Stockholders are able to obtain these statements and amendments, as well as other filings containing important information about Georgia-Pacific and Fort James, without charge, at the SEC's internet site (www.sec.gov). Copies of the
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offer and solicitation/recommendation statements and other SEC filings can also be obtained, without charge, from Georgia-Pacific's corporate secretary.

Headquartered at Atlanta, Georgia-Pacific (www.gp.com) is one of the world's leading manufacturers and distributors of paper and building products. Its familiar consumer brands include Angel Soft, Sparkle, Coronet and MD tissue products and Pacific Garden antibacterial hand soap. The company also sells tissue products for the away-from-home market. Georgia-Pacific's building products distribution segment has long been among the nation's leading wholesale suppliers of building products to professional builders and contractors, hardware stores and large do-it-yourself warehouse retailers. In addition, Georgia-Pacific is the nation's largest producer of structural wood panels and second largest producer of lumber and gypsum wallboard. With 1999 sales of $17.8 billion, the company employs approximately 55,000 people at more than 500 locations in North America.

Fort James (www.fortjames.com) is a leading international consumer products company, serving consumers both at home and away-from-home with bathroom and facial tissue, paper towels, napkins, cotton pads, cups, plates, cutlery and food wrap products. The company's popular brands include Quilted Northern, Soft 'N Gentle, Brawny, Mardi Gras, So-Dri, Vanity Fair and Dixie in North America, and Lotus, Okay, Embo, Colhogar, Tenderly, KittenSoft, Delica and Demak'Up in Europe. With 1999 sales of $6.8 billion, the company has approximately 50 manufacturing facilities principally located in the U.S., Canada and Europe.

Media Contacts:     Ken Haldin / Georgia-Pacific
                    (404) 652-6098
                    Greg Guest / Georgia-Pacific
                    (404) 652-4739
                    Mark Lindley / Fort James
                    (847) 317-5280

Analyst Contacts:   Richard Good / Georgia-Pacific
                    (404) 652-4720
                    Celeste Gunter / Fort James
                    (804) 662-8307